Exhibit 99.2

Press Release

Sanofi launches its first Digital Accelerator fueled by new talent and focused on growth

Paris, June 8, 2022. Sanofi announces the launch of its first Digital Accelerator to foster its ambition to become a leading digital healthcare company. The Accelerator will develop products and solutions that will support Sanofi’s mission to transform the practice of medicine with the use of digital, data and artificial intelligence (AI). Based in Paris, it already brings together a team of over 75 experts from around the world and will continue to recruit top talent in digital product management, full stack development, and data science.

The Digital Accelerator is committed to diversity with internal transfers, external hires, the launch of the Accelerator Academy to upskill the internal workforce and by partnering with the international non-profit organization Women In Tech to close the gender gap in the digital field. The Digital Accelerator will reach 300 people in the next two years at locations that will best support its global digital strategy, attract new talent and further integrate agile ways of working into the company’s culture.

The Digital Accelerator is first focusing on addressing unmet needs in patients suffering from atopic dermatitis in France, Italy and Spain. The team is developing an integrated platform and data solution to better engage with healthcare professionals (HCPs) and enhance their awareness as well as their patients’ awareness of the disease and the available treatment options.

Arnaud Robert

Executive Vice President & Chief Digital Officer, Sanofi

“Sanofi’s digital transformation is driven by a business and cultural shift as much as it is by technology. The Digital Accelerator will help us democratize the use of data, develop an agile mindset across the company, and accelerate innovation for patients and healthcare professionals – at speed and scale. Our investment in the Digital Accelerator is another demonstration of our commitment to transform the practice of medicine and deliver better outcomes for patients.”

Since sharing its new global digital strategy in 2021, Sanofi has focused on simultaneously building digital and data foundations, delivering business value, developing modern skills, and fostering a digitally-driven and data-driven company culture with the upskilling of over 16,000 employees. More than 300 new talents have joined Sanofi in the last 18 months in France, Spain, the US and Canada to strengthen the company’s digital, data and cybersecurity teams.

The ongoing digital transformation has already led to significant achievements including:

•	Accelerating the discovery of new targets using AI;
•	Accelerating R&D image analysis using AI, improving from weeks to minutes;
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Improving clinical trial efficiency by using real-world evidence to reduce the number of patients that must be enrolled and by enabling participants to provide their data and digital biomarkers remotely;

•	Accelerating the access to clinical reports for regulators by using cloud-based data collection and natural language processing;

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•	Increasing engagement with HCPs using a global, integrated CRM and Omnichannel solution already deployed in 18 countries;
•	Optimizing Advertising & Promotional spend across multiple markets and products using data integration and AI;
•	Digitizing our manufacturing processes with modern solutions and improving supply chain performance by using predictive AI.

By 2025, Sanofi’s leading digital healthcare platform will support new digital businesses, fuel new digital experiences for patients and HCPs, and drive innovation and efficiencies across the entire value chain – from research and development to manufacturing and commercial operations. The deep integration of digital, data and technology solutions is proving critical to transform the practice of medicine and deliver better outcomes for patients.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Kate Conway | + 1 508 364 4931 | kate.conway@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Priya Nanduri | +1 617 764 6418 | priya.nanduri@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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